[Hogan & Hartson L.L.P. Letterhead]

December 7, 2004

EDGAR and Overnight Courier

United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-0305 Mail Stop 04-05
Attn:	Donald C. Hunt David Ritenour Heather Tress Kate Tillan
	Re:	Medical Device Manufacturing, Inc. Registration Statement on Form S-4 Filed August 30, 2004 and amended on October 25, 2004 File No. 333-118675

Ladies and Gentlemen:

        On behalf of Medical Device Manufacturing, Inc., a Colorado corporation ("MDMI"), this letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in a letter (the "comment letter") to Ron Sparks, President and Chief Executive Officer of MDMI, dated November 8, 2004, regarding the Registration Statement on Form S-4 (Commission File No. 333-118675) filed by MDMI on August 30, 2004, as amended by Amendment No. 1 thereto ("Amendment No. 1") filed by MDMI on October 25, 2004 (as amended, the "Registration Statement"). Filed herewith is Amendment No. 2 ("Amendment No. 2") to the Registration Statement, which has been marked to show changes from Amendment No. 1.

        MDMI's responses to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the comment letter. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in Amendment No. 2 to the Registration Statement. The responses provided herein are based on discussions with, and information furnished by, MDMI and its advisors. Once the Staff has reviewed MDMI's responses to the comments contained in the comment letter, MDMI would welcome the opportunity to discuss any additional questions the Staff may have to facilitate expedient resolution of any remaining issues.

        MDMI also advises the Staff that its parent corporation changed its name from UTI Corporation to Accellent Inc. on November 18, 2004. MDMI has reflected the name change where appropriate throughout Amendment No. 2.

Summary—Page 1

1.
Comment: We note your response to comment 11. For clarity, please revise your disclosure that "these end markets are projected to grow at 8%-13% per year from 2003 to 2008" to reflect the specific projected growth rates and periods of each of your target markets. We note that the Merrill Lynch report states that the orthopedics market, sales into which contributed approximately 6.8% of your net sales in 2003, is expected to grow at a rate of 12% per year from 2003 to 2007. In addition, the Theta Report states that the cardiovascular device market, sales into which contributed approximately 33.6% of your net sales in 2003, is expected to grow at a rate of 12.5% per year from 2002 to 2006. Finally, the Frost & Sullivan report states that the endoscopic market, sales into which contributed approximately 50% of your net sales in 2003, is expected to grow at a rate of 8.2% per year from 2002 to 2007.

  Response: MDMI has complied with this comment on page 2, in furtherance of its response to Staff comment 2 below, by removing the market growth rates information and references to published research reports by industry analysts from the prospectus.

2.
Comment: In addition, although we will not require that consents of Merrill Lynch, PJB Medical Publications (the publisher of the Theta Report) and Frost & Sullivan be filed as exhibits to your registration statement, we do believe that those entities should consent to being named in your prospectus. Please supplementally provide us with copies of those contents or revise to eliminate all industry size and growth estimates from your prospectus.

  Response: MDMI has complied with this comment by eliminating all industry size and growth estimates from the prospectus.

Summary Historical and Pro Forma Condensed Consolidated Financial Data—Page 13

3.
Comment: The pro forma information includes the effects of certain transactions listed on page 13. Please revise to summarize the significant terms of each transaction included, or refer to where you discuss those terms in your filing. Please similarly revise your Unaudited Pro Forma Condensed Consolidated Financial Statements on page P-1.

  Response: MDMI has complied with this comment on pages 13 and P-1 by referring to "The Transactions" section of the prospectus beginning on page 35, which section describes the material terms of the transactions listed on pages 13 and P-1.

4.
Comment: Please revise to provide a complete description of the significant terms of each transaction included in the pro forma information.

  Response: MDMI has complied with this comment on pages 13 and P-1 as described above in response to comment 3.

5.
Comment: We note that you present pro forma EBITDA for the twelve months ended December 31, 2003 and six months ended June 30, 2004. If you elect to present this pro forma presentation, you should balance this presentation with pro forma cash flows from operating, investing and financing activities. Otherwise, you should delete the pro forma presentation of EBITDA.

  Response: MDMI has complied with this comment on page 15 by deleting the pro forma presentation of EBITDA.

Risk Factors—Page 16

  If we become subject to product liability claims…Page 23

6.
Comment: We note your response to comment 24. Please revise this risk factor further to disclose that, subsequent to the MedSource recalls in 2001 and 2002, the customers decided to manufacture the recalled devices internally, resulting in lost annual revenues of $5.0 million and $2.0 million, respectively.

  Response: MDMI has complied with this comment on page 24.

Selected Historical Consolidated Financial Data—Page 44

7.
Comment: Please refer to our prior comment 33. As previously requested, please disclose why you reflect UTI Pennsylvania as a predecessor. On page 15, where you show the ratio of earnings to fixed charges for your predecessor, please also disclose the nature of your predecessor or cross-reference to where you provide such a discussion.

  Response: MDMI has complied with this comment on page 46 by disclosing the requested information regarding its predecessor and on page 16 and Exhibit 12.1 by including cross-references to page 46.

Management's Discussion and Analysis of Financial Condition and Results of Operations—Page 48

Results of Operations—Page 49

8.
Comment: Please refer to our prior comments 40 and 112. We note that you recorded an impairment charge for the goodwill at a reporting unit of $17.5 million in fiscal 2002. On page F-16 and 52 you state that the impairment was due to the loss of significant customers during 2002. Please revise the disclosure on page F-16 to discuss how you measured the amount of the impairment loss including any significant assumptions. Due to the significance of the impairment charge, we would expect a discussion of the loss of these customers in your discussion of the change in revenues. Per your response, the loss was not significant to the overall company. Please explain in further detail why the loss was not significant to the entire company when the impairment charge of $17.5 million represents 13%, 45%, and 54% of your revenues, gross profit, and loss before taxes in fiscal 2002.

  Response: MDMI has complied with this comment by revising the disclosure in Note 5 on page F-17.

  The impaired goodwill was originally recorded in connection with MDMI's purchase of American Technical Molding, Inc., or ATM, for which MDMI paid $30.6 million, including the payment of contingent consideration during fiscal year 2002 based on 2001 ATM results. The amount paid to acquire ATM was based on projected future cash flows, which assumed average annual net sales growth of approximately 10% to 15%. ATM generated net sales of $14.1 million for fiscal year 2001, which exceeded the forecasted net sales from MDMI's cash flow projections prepared at the time of the acquisition. However, due primarily to the loss of certain key ATM customers, net sales generated by ATM during fiscal year 2002 decreased to $10.3 million, and projected net sales for 2003 were revised to $8.4 million. MDMI has revised its 2002 to 2001 net sales comparisons on page 56 under Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") to disclose this $3.8 million reduction in revenue from the loss of the key customers in its endoscopy end market, thereby disclosing its significance to investors in the notes.

Contractual Obligations and Commitments—Page 56

9.
Comment: Please refer to our prior comment 49. Please revise to provide the required historical information required by Item 303(a)(5) of Regulation S-K as previously requested. If you choose to present a pro forma table, then you should also include pro forma notes explaining and quantifying each adjustment. You should also discuss briefly what transactions the pro forma presentation reflects.

  Response: MDMI has complied with this comment by revising its disclosure on page 60 to include the required table of contractual obligations and commitments as of December 31, 2003, and to replace the pro forma table of contractual obligations and commitments included in the prior versions of the Registration Statement with a new table showing the material changes outside the ordinary course of MDMI's business in the specified contractual obligations since the end of MDMI's last completed fiscal year in accordance with instruction 7 to Regulation S-K Item 303(b).

  The December 31, 2003 table includes all of the information required by Item 303(a)(5) of Regulation S-K as of such date except for information regarding MDMI's outstanding purchase obligations, information with respect to which MDMI has represented in its revised disclosure cannot be obtained without unreasonable effort or expense because of its business systems' historical reporting limitations. MDMI has confirmed that it has rectified its business systems' reporting limitations concerning the calculation and disclosure of MDMI's purchase obligations for all periods from and after September 30, 2004 and, as a result, has included disclosure regarding its purchase obligations in the new table included on page 60 that replaced the prior pro forma tabular presentation. Because MDMI will be able to provide the required tabular disclosure of its purchase obligations for future periods in its future registration statements and periodic reports filed with the Commission from time to time, including its Form 10-K to be filed for the fiscal year ending December 31, 2004, and because MDMI's contractual obligations changed significantly from those outstanding at December 31, 2003 as a result of the June 30, 2004 transactions disclosed in the Registration Statement (rendering not meaningful the disclosure of the purchase obligations outstanding as of December 31, 2003), MDMI respectfully requests relief pursuant to Rule 409 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), from the requirement to disclose in the December 31, 2003 table information regarding its purchase obligations as of such date.

10.
Comment: Please refer to our prior comment 50. As defined in Item 303(a)(5) of Regulation S-K, a purchase obligation means "an agreement to purchase goods or services that is enforceable and legally binding on the registrant that, specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction." Please revise to include purchase obligations in your tabular disclosure of contractual obligations, or state that you have none. The current disclosure regarding your purchase commitments should be deleted since it may confuse a reader regarding whether or not you do have purchase obligations as defined in this Item.

  Response: Please see MDMI's response to comment 9 regarding its request for relief pursuant to Rule 409 under the Securities Act to include purchase obligations in its December 31, 2003 tabular disclosure of contractual obligations. MDMI has complied with the remainder of this comment by deleting the prior disclosure of its purchase commitments on page 60.

11.
Comment: We note your discussion of an obligation related to the Venusa acquisition and environmental obligations. Why do you discuss these obligations in this section? Are they part of your required disclosure under Item 303(a)(5)? If not, please move these disclosures to another properly labeled section. Does the table of contractual obligations include all other long-term liabilities reflected on your balance sheet under U.S. GAAP? Please explain your response and see the requirements of Item 303(a)(5) of Regulation S-K.

  Response: MDMI has complied with this comment by (1) including on page 60 the Venusa earn-out obligation in the December 31, 2003 table of contractual obligations in the line "Other long-term obligations" and (2) by moving the referenced discussion of MDMI's environmental obligations under a new subheading in the "Liquidity and Capital Resources" section of the prospectus on page 59. MDMI advises the Staff that the December 31, 2003 table includes all contractual long-term liabilities reflected on the balance sheet. Purchase obligations have been excluded as discussed in the response to comments 9 and 10 above.

Business—Page 60

  Industry Background—Page 60

12.
Comment: We note your disclosure on page 60 in response to comment 55. According to the sources you cited, the growth rates for your target markets are expected to continue over the next 3 years. Please revise the disclosure here accordingly.

  Response: MDMI has complied with this comment on page 64 by eliminating the disclosure regarding growth rates for its target markets from the prospectus.

  Business Strategy—Page 65

13.
Comment: We note your response to comment 37. Please revise your disclosures on page 65 to briefly discuss the status of your efforts to implement your "Zero Defects" quality improvement program and your "Lean Manufacturing" cost reduction program.

  Response: MDMI has complied with this comment on page 69.

Security Ownership of Certain Beneficial Owners and Management—Page 83

14.
Comment: We note your response to comment 75. Please revise to identify the natural persons who hold or share voting and/or dispositive power "with respect to the shares held by "DLJ Merchant Banking Partners III, L.P. and related funds." Although we understand that DLJ Merchant Banking Partners III, L.P. is controlled by Credit Suisse Group, which we understand is a public company, disclosure of the natural persons who hold or share voting and/or dispositive power with respect to those shares is still required.

  Response: MDMI has been advised by counsel to the DLJ Merchant Banking Partners III, L.P. that the general partner of DLJ Merchant Banking III, L.P. is DLJ Merchant Banking III, Inc., an affiliate of Credit Suisse First Boston LLC. Most major decisions regarding investments by DLJ Merchant Banking are made by an investment committee whose composition may change. No individual has authority to make any such decisions without the approval of the investment committee and thus, no natural person holds or shares voting and/or dispositive power with respect to the shares.

Medical Device Manufacturing, Inc. Financial Statements—Page F-2

15.
Comment: Please refer to our prior comment 1. As previously requested, please provide disclosures from the perspective of Medical Device Manufacturing, Inc. ("MDMI"). For example, do the debt covenants on page F-19 apply to UTI or MDMI, or both? Is it MDMI's pension plan or UTI's? What about the profit sharing and SERP? Is MDMI the lessee or UTI for the operating leases discussed on page F-33? If UTI, why are the amounts and disclosures included in MDMI's financial statements? With respect to your stock-based compensation and Note 8, please revise to provide your disclosure from the perspective of MDMI, the registrant. Were the options granted for common shares of MDMI or UTI? Are 100% of the options granted by UTI pushed down to MDMI? Why? Please explain. Does MDMI have a stock option plan?

  Response: The term "Company" is defined in the first paragraph of note 1 to MDMI's audited consolidated financial statements as "Medical Device Manufacturing, Inc. and its wholly owned subsidiaries". Accellent, therefore, is excluded from that term. MDMI has updated note 6 on page F-20 to clarify the covenants and restrictions that apply to each of MDMI and Accellent. The covenants and restrictions of the Indenture governing the Senior Subordinated Notes apply only to the Company and not to Accellent. Generally, the covenants and restrictions of the Indenture governing the Senior Notes apply to MDMI and Accellent. All the covenants and restrictions under the Credit Agreement apply to MDMI and the covenants and restrictions, other than financial covenants, apply to Accellent.

  The pension plan is the Company's obligation, and not Accellent's. MDMI has revised note 7 to MDMI's audited consolidated financial statements on page F-20 to clarify that the German pension plan is an obligation of the Company. Accellent, as MDMI's holding company with minimal activity, incurs no direct wage or benefit expenses.

  The SERP and profit sharing plans have been described in note 7 as plans of the Company. MDMI has updated note 7 on page F-20 to indicate that Accellent does not maintain any separate pension plans.

  As disclosed in note 16 to MDMI's audited consolidated financial statements on page F-35, the lease obligations are obligations of the Company, and not of Accellent. Accellent does not lease any facilities or assets.

  MDMI has revised the stock option disclosures in note 1 on page F-12 and note 8 to MDMI's audited consolidated financial statements on page F-23 to clarify that all options granted were Accellent stock options, that all grants by Accellent were to employees of MDMI, and that MDMI does not maintain a separate stock option plan. MDMI has reflected stock-based compensation for grants of Accellent stock options to MDMI employees in accordance with paragraph 14 of FIN 44. Also, please see MDMI's response to comment 16.

Consolidated Statements of Stockholders' Equity—Page F-5

16.
Comment: Please refer to our prior comments 84 and 118. It appears that you have grants of parent-company (UTI) stock or stock options that are accounted for under Opinion 25 by UTI to an employee of MDMI (an entity that is part of the consolidated group of companies). The amount of compensation expense recorded by MDMI, less any amount paid by MDMI to UTI in exchange for the award, should be recorded as a capital contribution in shareholder's equity in the separate financial statements of MDMI. As such, it appears that you should reflect a separate account for deferred stock-based compensation. It also appears that you should be recording deferred compensation and additional paid-in capital for the options for your parent's shares of common stock issued to your employees. Please revise or advise. Please also address your accounting policy for these stock option grants in your accounting policy footnote and disclose the amount of deferred stock based compensation incurred in 2001 and 2002 and the method and period over which you are amortizing these amounts to compensation expense.

  Response: If stock is issued in a stock-based compensation plan before services are performed, the unearned portion of the compensation should be shown in stockholder's equity in accordance with paragraph 14 of APB 25. Accellent stock has not been issued under the options granted to employees of MDMI prior to the performance of services. MDMI records stock-based compensation expense with a corresponding credit to additional paid-in capital over the vesting period of the Accellent stock option. No accounting entries are recorded based on the initial measurement of compensation.

  In order to enhance the disclosure, MDMI has revised note 1 on page F-12 to disclose the total amount of unearned compensation as of December 31, 2003, and the amount of compensation expense that will impact future fiscal years.

  MDMI did not pay any compensation to Accellent for options granted by Accellent.

Note 1. Summary of Significant Accounting Policies—Page F-7

17.
Comment: Please refer to our prior comments 89, 114, 126, and 127. Please respond to the following comments:

a)
Provide us with a detailed response addressing why you believe that it is appropriate to push down UTI's debt and related interest expense and UTI's equity to MDMI. Specifically address the interpretive response to Question 3 of SAB Topic 5J and how it applies to your specific facts and circumstances. Also, since Question 3 and the interpretive response discuss debt, you should explain in detail why you believe it is appropriate to also push down equity. What is the basis for this conclusion?

b)
Also discuss why your method of pushing down the equity is appropriate. That is, we note that you reflect the UTI redeemable and convertible preferred stock as a separate line item in MDMI's balance sheet, but you reflect UTI's other preferred stock and common stock as lump sum entries within additional paid-in capital.

c)
Tell us whether all of the debt and equity of UTI was pushed down to MDMI. If not, please explain why the debt or equity was not pushed down.

  d)
  What assets, liabilities, and equity, or income and expenses of UTI have not been pushed down to MDMI and why?

  e)
  You should revise your disclosures to clarify the reasons for your accounting treatment. Include a discussion of MDMI's rights and obligations with respect to the pushed down debt of UTI. It should be clear from your disclosure what amounts/transactions of UTI you have included in MDMI's financial statements, how you measure and reflect those amounts/transactions, and why.

  f)
  Please revise to provide all of the applicable disclosures required by SAB Topic 1:B.

  g)
  Please note that upon resolving this issue, we may have additional comments regarding the disclosures in your filing to properly reflect the outcome.

  Response: Accellent has raised capital by issuing debt and common and preferred equity. The preferred equity issued consisted of convertible preferred stock, redeemable preferred stock, and redeemable and convertible preferred stock. Accellent has advanced the proceeds from these debt and equity issuances to MDMI to fund acquisitions. The table below lists the debt and equity issuances of Accellent, and matches each capital raising issuance to the related MDMI subsidiary acquisition:

Accellent Security	Date Issued	Amount of Proceeds (in thousands)	Use of Proceeds
Voting common stock	July 1999	$2	Acquisition of G&D Inc. d/b/a Star Guide, a subsidiary of MDMI ("Star Guide")
Class A-1 5% Convertible Preferred Stock	July 1999	$9,500	Acquisition of Star Guide
Non-voting common stock issued pursuant to warrants sold in July 1999	July 1999	$1,000	Acquisition of Star Guide
Class B-1 Redeemable Convertible Preferred Stock	July 1999	$30	Acquisition of Star Guide
Class A-2 5% Convertible Preferred Stock	January 2000 & March 2001	$13,500	Acquisition of Noble-Met, Ltd., a subsidiary of MDMI, and payment of contingent consideration for the Noble-Met acquisition
Class A-3 5% Convertible Preferred Stock	May 2000	$500	Acquisition of MER
Class A-4 5% Convertible Preferred Stock	May 2000	$55,000	Acquisition of UTI Corporation, a Pennsylvania corporation and a subsidiary of MDMI ("UTI Pennsylvania")
Class AA Convertible Preferred Stock	May 2000	$6,870	Acquisition of UTI Pennsylvania
Class B-2 Redeemable Convertible Preferred Stock	May 2000	$10	Acquisition of UTI Pennsylvania
Senior notes due June 2008	June 2000	$17,206	Acquisition of UTI Pennsylvania
Class A-5 5% Convertible Preferred Stock	December 2000	$15,928	Acquisition of ATM, a subsidiary of MDMI, and contingent consideration payment for acquisition of Noble-Met

Class A-6 5% Convertible Preferred Stock	December 2001	$3,086	Contingent consideration payments relating to the acquisition of ATM
Class C 8% Redeemable Preferred Stock	February 2003	$12,554	Acquisition of Venusa, a subsidiary of MDMI
Class AB Warrants	February 2003	$6,196	Warrants issued with Class C Redeemable Preferred Stock in connection with the acquisition of Venusa
Class A-7 5% Convertible Preferred Stock	May 2004	$27,292	Contingent consideration payment relating to the acquisition of Venusa.
Class A-8 5% Convertible Preferred Stock	June 2004	$88,047	Acquisition of MedSource Technologies, Inc.; payment of dividends on Class A-1 through Class A-7 Convertible Preferred Stock; redemption of Class C Redeemable Preferred Stock

  The senior notes, Accellent's only debt, have been pushed down to MDMI based on the guidance in Question 3 of SAB Topic 5J. According to this guidance, debt of the parent should be reflected on the financial statements included in the registration statement of the subsidiary if the debt relates to the parent's acquisition of the subsidiary and the subsidiary: (1) will assume the debt presently or in a planned transaction in the future; (2) uses the proceeds of a debt or equity offering of the subsidiary to retire all or part of the parent's debt; or (3) guarantees or pledges its assets as collateral for the parent's debt.

  The proceeds from the issuance of the senior notes of Accellent were advanced to MDMI to acquire UTI Pennsylvania. MDMI used these funds along with capital contributions from Accellent to acquire UTI Pennsylvania, MDMI's subsidiary. Additionally, the proceeds of the senior subordinated note offering of MDMI, to which this Registration Statement relates, were used to retire all of the senior notes of Accellent. Based on these facts and the guidance of Question 3 of SAB Topic 5J, the senior notes of Accellent should be pushed down to and reflected on the financial statements of MDMI.

  Accellent has also raised capital in the form of Class B-1 and B-2 Convertible and Redeemable Preferred Stock and Class C Redeemable Preferred Stock. As of December 31, 2003, MDMI had approximately $12.6 million of redeemable and convertible preferred stock of parent company on its consolidated balance sheet comprised of approximately: $12,553,000 of Class C Redeemable Preferred Stock, with the balance of approximately $40,000 representing the Class B-1 and B-2 Redeemable and Convertible Preferred Stock. The Class B-1 and B-2 Convertible and Redeemable Preferred Stock and Class C Redeemable Preferred Stock are not treated as permanent equity in the separate financial statements of Accellent in accordance with Regulation S-X Item 5-02(28) and ASR 268. Since these securities are not permanent equity, MDMI has applied the principles of Question 3 of SAB Topic 5J to determine if push down accounting is appropriate. The proceeds from the Class C Redeemable Preferred Stock offering were used by MDMI to fund the acquisition of Venusa as described in the table above. Additionally, the proceeds of the senior subordinated note offering of MDMI, to which this Registration Statement relates, were used to redeem the Class C Redeemable Preferred Stock of Accellent. Based on these facts and the guidance of Question 3 of SAB Topic 5J, the Class C Redeemable Preferred Stock of Accellent

  should be pushed down to and reflected on the financial statements of MDMI outside of permanent equity.

  Accellent contributed the proceeds from the sale of its common stock and convertible preferred stock to MDMI. MDMI is not obligated to repay these funds to Accellent. Therefore, these amounts are treated by MDMI as contributions to capital and reflected as additional paid in capital on the financial statements of MDMI. MDMI has revised its disclosure throughout the prospectus to clarify that it has treated these advances from Accellent as capital contributions to MDMI and not as a push-down of Accellent's equity.

  All of the expenses incurred by Accellent for the periods presented were as follows (in thousands):

	Fiscal Year Ended 2001	Fiscal Year Ended 2002	Fiscal Year Ended 2003	Nine Months Ended September 30, 2004
Stock-based compensation	$(109)	$(222)	$(191)	$(127)
Initial public offering costs	(2,328)	—	—	—
Interest expense	(4,732)	(5,166)	(5,823)	(6,670)
Beneficial conversion of convertible preferred stock	(1,762)	—	—	—
Dividends declared and paid on redeemable preferred stock	—	—	—	(2,005)
Accretive dividend on redeemable preferred stock	—	—	—	(6,196)

  The stock-based compensation, initial public offering costs, interest expense, dividends on redeemable preferred stock and beneficial conversion feature on the convertible preferred stock noted above were reflected in the statement of operations of MDMI based on the following:

    a.
    The stock-based compensation expense of Accellent relates entirely to options granted to employees of MDMI. MDMI has recorded this same amount of compensation in its statement of operations in accordance with APB 25. Please see MDMI's response to comment 16.

    b.
    Accellent incurred costs for an initial public offering of its stock. These costs were expensed by Accellent since the offering was not completed. The proceeds from this stock offering were intended to be used to reduce debt of MDMI, or for general corporate purposes of MDMI. Therefore, in accordance with Question 1 of SAB Topic 1B, MDMI has reflected all of these costs in its statement of operations as they were incurred by Accellent on behalf of MDMI.

    c.
    In accordance with Question 3 of SAB Topic 5J, we have pushed down interest expense, which includes debt issuance costs, from Accellent to MDMI on debt pushed down from Accellent to MDMI and dividends declared and paid, including accretive dividends, on redeemable preferred stock pushed down from Accellent to MDMI.

    d.
    Accellent incurred an expense in fiscal 2001 due to the beneficial conversion feature on the Class A-6 5% Convertible Preferred Stock which was sold below the fair market value of the common stock into which the preferred shares are convertible. The entire $3.1 million net proceeds from the sale of Accellent's Class A-6 5% Convertible Preferred Stock were contributed to MDMI in connection with an MDMI acquisition. In accordance with Question 1 of SAB Topic 1B, costs incurred by the parent for the benefit of the subsidiary should be allocated to the subsidiary. Therefore, MDMI has reflected the expense for the beneficial conversion feature on the statement of operations for MDMI.

  Accellent contributed to MDMI the net proceeds of $93.8 million from Accellent equity transactions during the first nine months of fiscal year 2004. These transactions included:

    a.
    Sale of Class A-8 5% Convertible Preferred Stock, $88.0 million;

    b.
    Plus the issuance of Class A-7 5% Convertible Preferred Stock and phantom stock in connection with contingent consideration due in respect of the Venusa acquisition (value of shares issued was $26.0 million);

    c.
    Less dividends on Class A 5% Convertible Preferred Stock, totaling $20.2 million.

  MDMI has reflected the $93.8 million advanced by Accellent as a contribution of capital in additional paid-in capital. MDMI has reflected the dividends declared and paid, including accretive dividends, on the Class C 8% Redeemable Preferred Stock of Accellent of $8.2 million as a reduction of additional paid-in capital for the first nine months of fiscal year 2004 to reflect the return of capital to its parent company.

  SAB Topic 1B requires the following disclosures regarding the allocation of expenses in financial statements of subsidiaries:

    a.
    An explanation of any methods used to allocate common expenses;

    b.
    An estimate of the impact on expenses if the subsidiary was not an affiliate of the parent, and all expenses were incurred on an arms length basis with unrelated parties;

    c.
    When the historical income statements do not reflect the tax provision on the separate return basis, pro forma presentation of the income statement on the separate return basis should be disclosed;

    d.
    Financing arrangements with the parent must be disclosed; and, if interest has not been charged on intercompany indebtedness, intercompany activity should be disclosed (average balances, cost allocations, intercompany purchases and cash transfers).

  In response to the Staff's comment to update disclosure relating to SAB Topic 1B, MDMI is providing the following supplementary information and has updated its disclosure in the prospectus as noted herein:

    a.
    MDMI has updated note 1 on page F-7 to state that Accellent and MDMI do not incur any common expenses, so no common expenses have been allocated from UTI to MDMI.

    b.
    MDMI believes that no additional disclosures are required to adjust expenses to an arms length basis. The interest expense, dividends on redeemable and convertible preferred stock, beneficial conversion features on convertible preferred stock and other costs incurred by Accellent for the benefit of MDMI are properly reflected as expenses of MDMI. Note 1 on page F-7 has been updated to quantify the amount of expenses incurred by Accellent that have been pushed down or allocated to MDMI.

    c.
    MDMI allocates income taxes on the separate return basis; therefore, no additional disclosures are required for the allocation of income taxes.

    d.
    All advances to date from Accellent to MDMI have been in the form of capital contributions. Accellent's third party debt, related interest expense and related debt issuance costs have all been pushed down to the financial statements of MDMI. Based on these facts, the intercompany activity disclosures required by SAB Topic 1B are not applicable.

18.
Comment: Please refer to our prior comment 93. Please revise to clarify what "other estimates" may need to be made. Please do the same for the other estimates in property, plant and equipment and intangible assets as well. Please clarify how your impairment policy complies with paragraphs 20-21 of SFAS 142. Why do you refer to the "fair value" of goodwill? SFAS 142 requires you to assess the implied fair value of goodwill.

  Response: MDMI has complied with this comment on pages F-9 and F-10 by eliminating the reference to "other estimates" in its discussion of goodwill, property, plant and equipment and intangible assets. MDMI's fair value determination for each reporting unit is based on various assumptions including projections of future cash flows and discount rates that reflect risks associated with achieving future cash flows.

  MDMI has complied with this comment on page F-10 to distinguish between the fair value of the reporting unit and the implied fair value of goodwill in accordance with SFAS 142.

19.
Comment: Please refer to our prior comments 94 and 113. Under SFAS 142, you should amortize an intangible asset with a finite useful life. A useful life is the period over which an asset is expected to contribute directly or indirectly to your future cash flows. Your estimate of the useful life of an intangible asset should be based on an analysis of all pertinent factors including (a) your expected use of the asset, (b) any legal, regulatory, or contractual provisions that may limit the useful life, (c) any legal, regulatory, or contractual provisions that enable renewal or extension of the asset's legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions), (d) the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), and (e) the level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). See paragraph 11 of SFAS 142. We note that in your response to comment 94 only one subsidiary has had customer relationships in excess of 20 years. The rest of the response refers to ten years or "over ten years." Please tell us in more how you determined that 20 years was the appropriate period and why and how your analysis is consistent with paragraph 11 of SFAS 142. Did you evaluate the useful life for each acquisition? When determining the value of the customer base what measurement method and assumptions did you use and why? Was the cash flow period in your measurement analysis consistent with the useful life? It appears from your response to prior comment 113 that for the Venusa acquisition, you valued the intangible asset related to customer contracts using a three-year economic life but use a six-year economic life to amortize the asset. Please explain the basis for this difference.

  Response: For a detailed discussion of the reasons why MDMI determined that the 20-year useful life on the customer base intangible recorded as a result of the acquisition of UTI Pennsylvania was the appropriate period, please refer to Accellent's letter to the Staff dated February 14, 2001 (specifically Accellent's response to Staff comment 81) written in response to the Staff's comment letter dated February 9, 2001 concerning Accellent's registration statement on Form S-1 (File No. 333-52802), filed with the Commission on December 27, 2000, in connection with Accellent's then contemplated initial public offering of its common stock.

  The customer contract intangible acquired from Venusa is primarily related to a contractual customer relationship. The economic life used in the discounted cash flow analysis and useful life of this asset, in each instance, was determined to be six years based on the remaining base term of the customer agreements, plus an expected extension period for each contract. There is little cost to extend these contracts.

20.
Comment: Please refer to our prior comments 99 and 100. Please show us a rollforward of your reserve for sales returns for each period presented. The amounts in the rollforward should be presented on a gross basis. Under paragraph 4 of SFAS 48, that statement does not apply to sales transactions in which a customer may return defective goods, such as under warranty provisions. It appears that your returns may include those related to warranties for which you should comply with SFAS 5 and FIN 45. Please revise or advise.

  Response: Sales returns for fiscal years 2002 and 2003 were approximately 2.2% and 2.1%, respectively, of gross sales. Based on MDMI's actual return experience, a majority of its sales returns occur within 30 days from original shipment. MDMI did not provide a sales return reserve until fiscal year 2003 because the amount in prior periods was not material. At the end of fiscal year 2003, MDMI became aware of a specific pending return amounting to $197,160. This specific return exposure combined with MDMI's estimate for returns based on historical experience resulted in a reserve requirement of $303,620, which was recorded as a return reserve at December 31, 2003. MDMI has continued to accrue for sales returns in fiscal year 2004 based on the same methodology used in fiscal year 2003.

  MDMI does not provide a standard warranty for its products.

  The rollforward of MDMI's return reserve for the periods during which MDMI recorded a reserve is as follows (in thousands):

Beginning reserve balance, January 1, 2003	$—
Provisions for returns	4,151
Returns processed	(3,847)

Ending reserve balance, December 31, 2003	304
Provisions for returns	4,283
Returns processed	(4,426)

Ending reserve balance, September 30, 2004	$161

Note 2. Acquisitions—Page F-13

21.
Comment: Please refer to our prior comment 106. Please tell us and disclose the method and significant assumptions you used to determine the value of the UTI Class A-7 5% convertible preferred stock issued in the acquisition. See paragraph 51(d) of SFAS 141. Also, please disclose your accounting treatment for the earn-out payment. See paragraph 51(f) of SFAS 141.

  Response: On May 31, 2004, Accellent issued 1,767,548 shares of its Class A-7 5% Convertible Preferred Stock and 86,523 shares of its phantom stock as contingent consideration to the sellers of Venusa. The total amount of the contingent consideration was based on Venusa achieving certain earnings targets as defined in the agreement. Paragraphs 27 and 28 of SFAS No. 141 requires that the recorded value of additional consideration paid in the form of stock equal the value of the stock on the date the consideration is deemed to be earned. The $14.72 value of the equity consideration issued to Venusa was agreed to by the parties on February 28, 2003, the date of entry into the acquisition agreement for the purchase of Venusa, based on arms length negotiations between Venusa and Accellent. As of December 31, 2003, the date the contingent consideration was deemed earned, MDMI determined that $14.72 continued to be the appropriate value for the equity consideration based on concurrent arms length negotiations between Accellent and potential investors in Accellent stock.

  MDMI has revised note 2 on page F-14 to describe (1) the basis for determining the value of the shares issued as contingent consideration in accordance with paragraph 51(d) of SFAS No. 141 and

  (2) the accounting treatment for the contingent payments in accordance with paragraph 51(f) of SFAS No. 141.

22.
Comment: We note that page 46 refers to two acquisitions in fiscal 2001. Please revise or advise. Provide all of the disclosures required by paragraph 51 of SFAS 141.

  Response: MDMI has complied with this comment by (1) correcting the typographical error on page 49, to reflect the actual date of the ATM acquisition of December 22, 2000, and (2) expanding the disclosure in note 2 on page F-15 regarding the acquisition in fiscal year 2001 to comply with the disclosures required by paragraph 51 of SFAS 141.

Note 6. Short-term and long-term borrowings Page F-17

23.
Comment: Please refer to our prior comment 115. Please disclose how you accounted for and valued the UTI shares issued and how you will amortize the debt discount. Did you recognize additional paid-in capital for the value of the shares issued by UTI? Please also disclose when the transaction occurred.

  Response: MDMI has complied with this comment by revising note 6 on page F-20. MDMI recognized additional paid-in capital during fiscal year 2000 for the value of the shares issued by Accellent.

Note 8. Stock grants and options and stock based plans—Page F-22

24.
Comment: Please refer to our prior comment 119. Please tell us and disclose why you mark to market the value of the phantom stock. Do employees have the right to receive the appreciation and/or depreciation of the value of the stock in addition to dividends? Why do you refer to stock appreciation rights in the statement of stockholders' equity? If no dividends have been declared, why do you accrue compensation expense? How did you determine the fair value of the Class A-l 5% Preferred Stock each period? When did you grant the phantom stock rights?

  Response: Holders of phantom stock under the Star Guide Phantom Stock Plan and the 2000 Employee Phantom Stock Plan will receive the fair value of the phantom stock plus accumulated dividends upon redemption of the phantom stock. Under the terms of the phantom stock plans, redemption occurs at the earlier of ten years from date of grant, changes in ownership, certain qualified public offerings, or death of the holder. Dividends are cumulative, do not require declaration by the Board of Directors and are paid no later than upon redemption of the phantom shares. As a result of these terms, the redemption value and accumulated dividends are accrued as compensation expense at each period end since the redemption is certain to occur. The redemption payment can be paid, as determined by Accellent, in any combination of cash or discounted stock options.

  In connection with the acquisition of Venusa on February 28, 2003, Accellent agreed to issue shares of phantom stock to employees of Venusa as part of the Venusa earn-out plan (as described in MDMI's prior response to comment 105 and note 2 on page F-49). Under the terms of the earn-out plan, holders of phantom stock will receive the fair value of the phantom stock plus accumulated dividends upon redemption of the phantom stock. Redemption occurs at the earlier of ten years from date of grant, changes in ownership, certain qualified public offerings, or death of the holder. Dividends are cumulative, do not require declaration by the Board of Directors and are paid no later than upon redemption of the phantom shares. When the phantom stock is deemed earned by the holders, MDMI records the fair value of the phantom stock earned as part of the cost to acquire Venusa. The redemption payment is payable in cash.

  MDMI has complied with this comment by revising its disclosure for the phantom stock plans on page F-24 and F-25 to include the grant dates and to clarify future redemption requirements.

  MDMI has also complied with this comment by revising its statement of stockholder's equity on page F-5 to replace the references to stock appreciation rights with references to phantom stock plans.

  The value of the phantom stock is based on the value of the Class A-1 5% Convertible Preferred Stock, the Class A-2 5% Convertible Preferred Stock, and the Class A-7 5% Convertible Preferred Stock. Future sales of other classes of convertible preferred stock with terms similar to the Class A-1, Class A-2 and Class A-7 5% Convertible Preferred Stock have provided a basis for revising the value of the Class A-1 5% Convertible Preferred Stock, the Class A-2 5% Convertible Preferred Stock, and the Class A-7 5% Convertible Preferred Stock, and revising the amount of the compensation expense to be paid to the holders upon redemption of the phantom shares.

Note 10. Capital Stock—Page F-25

25.
Comment: We note the $1.8 million expense with regards to a beneficial conversion feature on the Class A-6 convertible preferred stock. Please supplementally tell us why other expenses were pushed down to MDMI, yet this expense remained on UTI's statement of operations. Please cite the accounting literature you relied upon in your response. Please also tell us and disclose how you determined the amount of the beneficial conversion feature.

  Response: The $1.8 million expense for the beneficial conversion feature relates to the sale by Accellent of its Class A-6 5% Convertible Preferred Stock at a price deemed to be below the fair value of the common stock into which the Class A-6 is convertible.

  The Class A-6 5% Convertible Preferred Stock was sold for $16.50 per share, and each share is convertible into 1.8 shares of common stock. The value of the common stock was based on the expected offering price of $14.40 for the initial public offering of Accellent common stock during fiscal year 2001. The conversion feature was valued based on the excess of the value of the common stock (187,033 Class A-6 shares converting to 336,659 common shares at $14.40 per share, or $4.8 million) over the price paid for the Class A-6 5% Convertible Preferred Stock.

  MDMI has complied with this comment by disclosing on page F-30 that the value of the beneficial conversion feature was based on the expected offering price of $14.40 for the then contemplated initial public offering of Accellent common stock.

  The beneficial conversion expense is reflected in the statement of operations of MDMI for fiscal year 2001. The net amount of capital contributed to MDMI of $3.1 million has been reflected as additional paid-in capital on MDMI's balance sheet since MDMI is under no obligation to repay these amounts to Accellent.

26.
Comment: Please refer to our prior comment 126. Please tell us why you assumed (a) a three-year return, (b) of $2.31, and (c) using a discount rate of 30%.

  Response: MDMI valued the Class AB Warrants using a discount rate of 30%, which matches the internal investment hurdle rate of KRG Capital Partners, LLC, a significant equity sponsor of Accellent, and a 3-year return based on the target investment timeframe for KRG. These assumptions resulted in discounted proceeds from the warrants of $9.1 million and discounted proceeds from the redemption of the preferred stock of $18.5 million. After allocating the proceeds of $18.8 million to each security in accordance with ABP 14, the warrants were valued at $6.2 million and the redeemable preferred stock was assigned a value of $12.6 million.

  MDMI has revised note 10 on page F-31 regarding the Class AB Warrants to clarify its valuation methodology. The prior reference to $2.31 as an assumed return on investment has been removed from the revised disclosure.

27.
Comment: Please refer to our prior comments 131, 132, and 137. Please tell us in more detail why you are not accreting to the liquidation value or accruing dividends. At what point would you begin accreting to the liquidation value and/or accruing dividends. Is the treatment of dividends similar for the phantom stock? Please explain. Do the Class A preferred shares include a beneficial conversion feature? Please revise Note 10 to disclose that dividends are due upon conversion of the preferred stock or reference to where this is disclosed in Note 16. We note that conversion is at the holder's option.

  Response: Holders of the Class A-1 through Class A-8 5% Convertible Preferred Stock, the Class AA and Class AB Convertible Preferred Stock, the Class B-1 and Class B-2 Redeemable and Convertible Preferred Stock and the Class C Redeemable Preferred Stock are not entitled to dividends until the dividend has been declared by the Board of Directors of Accellent. Holders of Class A-1 through Class A-8 5% Convertible Preferred Stock are entitled to be paid cumulative dividends at the rate of 5% of the liquidation value when, as, and if declared by Accellent's board of directors. Accellent would record dividends on these classes of preferred stock when and if the dividend is declared. MDMI is not directly obligated to pay dividends declared on Accellent preferred stock.

  Phantom stock plan dividends are cumulative and payable in full upon redemption. The redemption of the phantom stock is definite, and will occur at the earlier of ten years from date of grant, a change in ownership, certain qualified public offerings, or death of the holder. MDMI does accrue dividends on the phantom stock since the dividends are cumulative, will be paid on a determinable date and are compensation to employees of MDMI. Additionally, phantom stock is redeemable on a date certain to occur. MDMI adjusts the redemption value of the phantom stock at each balance sheet date. Please see MDMI's response to comment 24.

  The Class A-1 through Class A-8 5% Convertible Preferred Stock, the Class AA Convertible Preferred Stock and warrants exercisable for AB Convertible Preferred Stock are carried at the fair value of each respective security on the date of issuance. Holders of the Class A-1 through A-8 5% Convertible Preferred Stock, the Class AA Convertible Preferred Stock and holders of the Class AB Convertible Preferred Stock, upon conversation of the warrants are entitled to receive the liquidation value of the security when and if Accellent is liquidated. Since the liquidation of Accellent is not certain to occur, and these securities are not redeemable, accretion to liquidation value is not recorded by Accellent. MDMI received the proceeds from the sale of these Accellent securities, and recorded the funds received as a contribution of capital since MDMI has no obligation to repay these amounts to Accellent.

  The Class B-1 and Class B-2 Redeemable and Convertible Preferred Stock are recorded at liquidation value, which approximates fair value at time of issuance. No accrual of accretive dividends is required for these shares since they are recorded at liquidation value. The holders of shares of Class B-1 and B-2 Redeemable and Convertible Preferred Stock are entitled to participate, on an as converted basis, with the holders of Accellent's common stock as to any dividends declared and paid on common stock. To date, no dividends have been declared on Accellent common stock.

  The Class C Redeemable Preferred Stock is recorded at fair value at the time of issuance, which is $6.2 million below the liquidation value. Liquidation value was payable upon liquidation or redemption by Accellent. Redemption could have occurred upon either a firmly underwritten public offering of Accellent's common stock or the sale of the business. Since the redemption was uncertain, neither Accellent nor MDMI recorded accretion to the liquidation value. If redemption became certain, accretion to the liquidation value would have been recorded in accordance with SAB Topic 3C.

  Except for the shares of Class A-6 5% Convertible Preferred Stock, the shares of Class A-1 through Class A-8 5% Convertible Preferred Stock do not contain a beneficial conversion feature. See MDMI's response to comment 25 regarding the Class A-6 5% Convertible Preferred Stock.

  MDMI has revised note 10 on page F-28 to disclose that declared and unpaid dividends on the Class A shares are payable upon conversion.

Note 15. Business Segments—Page F-32

28.
Comment: Please refer to our prior comment 134. Under paragraph 17 of SFAS 131 you may aggregate two or more operating segments into a single operating segment if aggregation is (a) consistent with the objective and basic principles of SFAS 131 and (b) if the segments have similar economic characteristics and (c) if the segments are similar in each of the other areas outlined in paragraph 17 of SFAS 131. You must report results as viewed and evaluated by your CODM. While evaluating similar economic characteristics is a matter of judgment that depends on the specific facts and circumstances, you should look to the measures management/CODM uses to evaluate performance. Also, as noted in the staff's speech at the 2003 AICPA conference, when looking at similar long-term performance, you should evaluate both past historical and future estimates using a reasonable period of time for each. Please revise your response to tell us why you believe that the three operating segments have similar economic characteristics. Provide quantitative data to support your conclusion. If segments are aggregated under SFAS 131, you should revise your disclosure to state that they are aggregated and why.

  Response: As noted in our response to prior comment 134, prior to the acquisition of MedSource Technologies, Inc. in June 2004, the chief operating decision maker, or CODM, reviewed consolidated financial information. In connection with the MedSource acquisition MDMI revised its management structure and internal financial reporting into three operating segments: endoscopy, cardiology and orthopaedics. Also note that prior to the acquisition of MedSource MDMI did not have the capabilities to service customers in the orthopaedics market, Key economic metrics for MDMI's operating segments, as monitored by its CODM are net sales, gross profit and gross margin percentage, and EBITDA and EBITDA margin percentage.

  MDMI's sales by segment, for the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002 were as follows (in thousands):

	Nine months ended September 30,	Years ended December 31,
	2004	2003	2002
Endoscopy	$140,034	$124,038	$90,718
Cardiology	64,223	50,287	45,429
Orthopaedics	8,274	—	—
Eliminations and other	(46)	(102)	(306)

	$212,485	$174,223	$135,841

  MDMI's gross profit and gross margin percentage by segment for the nine months ended September 30, 2004 and the fiscal years ending December 31, 2003 and 2002 were as follows (dollar amounts in thousands):

	Nine months ended September 30,	Years ended December 31,
	2004	2003	2002
Endoscopy—gross profit	$39,608	$36,778	$24,770
Endoscopy—gross margin percentage	28.3%	29.7%	27.3%
Cardiology—gross profit	$18,829	$16,631	$13,357
Cardiology—gross margin percentage	29.3%	33.1%	29.4%
Orthopaedics—gross profit	$1,383	$—	$—
Orthopaedics—gross margin percentage	16.7%	—	—

  MDMI's EBITDA and EBITDA margin percentage by segment for the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002 were as follows (dollar amounts in thousands):

	Nine months ended September 30,	Years ended December 31,
	2004	2003	2002
Endoscopy—EBITDA	$27,836	$22,800	$17,617
Endoscopy—EBITDA margin percentage	19.9%	18.4%	18.5%
Cardiology—EBITDA	$13,712	$11,190	$8,540
Cardiology—EBITDA margin percentage	21.4%	22.3%	22.8%
Orthopaedics—EBITDA	$1,285	$—	$—
Orthopaedics—EBITDA margin percentage	15.5%	—	—

  Based on the similar gross margin percentages and EBITDA margin percentages presented above, MDMI believes that the historical, current and expected economic characteristics of the endoscopy and cardiology segments are similar. While the orthopaedics segment has historically earned lower gross and EBITDA margins as compared to the endoscopy and cardiology segments, this operating segment has only been under MDMI management control for three months. MDMI has initiated programs to improve its orthopaedic segment gross and EBITDA margins, including reduced reliance on expensive third party processing by expanding in-house capabilities and reducing other identified cost inefficiencies. MDMI expects improved gross and EBITDA margins from its orthopaedics segment within the next fiscal year, and similar economic performance and characteristics as compared to its endoscopy and cardiology segments in the long-term. Publicly available financial results of a significant orthopaedics competitor, Symmetry Medical Inc., indicate that gross margins of approximately 29% are achievable based on their fiscal year 2003 financial results.

  As noted in MDMI's response to prior Staff comment 134, all of MDMI's operating segments meet the aggregation criteria of paragraph 17 of SFAS No. 131. Accordingly, MDMI has aggregated its endoscopy, cardiology and orthopedics segments.

  MDMI has revised the accounting policy footnote on page F-8 to indicate that the three operating segments are aggregated in accordance with paragraph 17 of SFAS No. 131.

  Unaudited Condensed Consolidated Financial Statements—Page F-42

  Consolidated Condensed Balance Sheets—Page F-42

29.
Comment: Please show us the significant components of the change in your common stock and paid-in capital between December 31, 2003 and June 30, 2004 of $87,056,000. Ensure that each of these significant factors is discussed and quantified in the notes to the condensed consolidated financial statements.

  Response: MDMI has complied with this comment by revising note 8 to MDMI's unaudited condensed consolidated financial statements on pages F-53 and F-54.

Note 7. Short-term and long-term debt—Page F-49

30.
Comment: Please tell us and disclose the significant components of the $15.9 million of fees related to the new debt.

  Response: MDMI incurred $15.9 million of expenses in connection with its issuance of the notes and its new senior secured credit facility entered into in June 2004; comprised of $11.5 million in investment banking and bank arrangement fees and $4.4 million in legal, accounting and other professional fees. These costs will be amortized over the life of the new debt. MDMI has complied with this comment in note 6 to MDMI's unaudited condensed, consolidated financial statements on pages F-51 and F-52 by providing additional disclosure for the period ended September 30, 2004.

Note 9. Capital Stock and Redeemable Preferred Stock—Page F-50

31.
Comment: Why are you reflecting the value of the Class B-2 convertible preferred stock issued to UTI's CEO for services performed for UTI in MDMI's books?

  Response: The CEO of Accellent is also the CEO of MDMI. The CEO of MDMI spends 100% of his time managing the operations of MDMI. All compensation expenses of this officer are paid by MDMI.

  Accellent incurs no salary related expenses. MDMI provides administrative support to Accellent to maintain corporate records. No costs are allocated or charged from MDMI to Accellent for these services as the effort is insignificant.

  Based on these facts, MDMI has recorded compensation expense for the value of the Accellent Class B-2 Redeemable and Convertible Preferred Stock granted to the CEO of MDMI.

32.
Comment: Please tell us and disclose how you accounted for the difference of $6.2 million between the carrying value and redemption value of the Class C redeemable preferred stock and why. Please also explain why you reflected the dividends in paid-in capital. Also clarify to what other amounts you refer in the last sentence of the last paragraph in Note 9 on page F-50.

  Response: Accellent sold Class C Redeemable Preferred Stock and the Class AB Warrants for total proceeds of $18.8 million. Accellent allocated the proceeds to the two securities in accordance with APB 14, resulting in $12.6 million being allocated to the Class C Redeemable Preferred Stock and $6.2 million being allocated to the Class AB Warrants. Accellent contributed the total $18.8 million of proceeds to MDMI. MDMI recorded the portion allocable to the Class C Redeemable Preferred Stock as redeemable and Convertible Preferred Stock of parent, based on the guidance of Question 3 of SAB Topic 5J, as discussed in the response to comment 17. MDMI recorded the portion allocable to the Class AB Warrants as a contribution to capital in additional paid-in capital since MDMI is under no obligation to repay the proceeds allocated to the warrants.

  Accellent repurchased the Class C Redeemable Preferred Stock as part of the transactions effected in June of 2004. MDMI received $93.8 million in net capital contributions from Accellent in June of 2004 as a result of the following Accellent transactions:

    a.
    The sale of Class A-8 5% Convertible Preferred Stock, $88.0 million;

    b.
    Plus the issuance of Class A-7 5% Convertible Preferred Stock and phantom stock to the sellers of Venusa in respect of MDMI's earn-out obligation to the Venusa sellers, $26.0 million;

    c.
    Less the declaration and payment of dividends on Class A-1 through Class A-7 5% Convertible Preferred Stock, $20.2 million.

  The amounts above were recorded as additional paid-in capital by MDMI since MDMI is under no obligation to repay these amounts to Accellent.

  MDMI reduced the redeemable and convertible preferred stock of parent company by the carrying value of those securities, or $12.6 million, due to the repurchase of those securities by Accellent.

  In addition, the repurchase of the redeemable preferred stock by Accellent included an accretive dividend of $6.2 million paid to holders of those shares. MDMI has reduced additional paid-in capital for the amount of this return of capital to its parent company.

  MDMI has provided a rollforward of additional paid-in capital in the Capital Stock and Redeemable Stock of Parent Company footnote on page F-54 for the period ended September 30, 2004.

33.
Comment: Please disclose the significant terms of the Class A-7 and A-8 5% Convertible Preferred Stock. What is the liquidation value of the stock?

  Response: MDMI has complied with this comment on page F-53 by disclosing the significant terms of the Class A-7 and A-8 5% Convertible Preferred Stock of Accellent.

  MDMI advises the Staff that the significant terms of the Class A-7 and Class A-8 5% Convertible Preferred Stock are substantially the same as those of the Class A-1 through Class A-6 5% Convertible Preferred Stock as described in note 10 to MDMI's audited consolidated financial statements as of and for the three years ended December 31, 2003. The liquidation value of the Class A-7 5% Convertible Preferred Stock is $14.72 and the liquidation value of the Class A-8 5% Convertible Preferred Stock is $14.28.

        Please direct any questions or comments regarding the foregoing to the undersigned at telephone number (303) 454-2480 or to Michael Hammell at telephone number (303) 454-2412.

Sincerely,
/s/ CHRISTOPHER J. WALSH
Christopher J. Walsh

Enclosures

cc:
Medical Device Manufacturing, Inc.